
March 24, 2014

<u>Via E-mail</u>
Michael M. Thomson
Controller and Chief Accounting Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022

      Re: **Towers Watson & Co.**
               Form 10-K for the Fiscal Year Ended June 30, 2013
               Filed August 15, 2013
               File No. 001-34594

Dear Mr. Thomson:

We have reviewed your response letter dated March 5, 2014, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Acument Global Technologies, Inc., page 17

1.   We note your response to comment 1 of our letter dated February 19, 2014, specifically your reference to Acument's expert's damages report. If the amount of damages sought by Acument in this report varies materially from the loss of principal amounts disclosed in your Form 10-K filed on August 15, 2013, please disclose the amount of damages being sought by Acument in future Exchange Act periodic reports or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Roger F. Millay